SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                SECTION 305(b)(2)

                                  HSBC BANK USA
               (Exact name of trustee as specified in its charter)

       New York                                       16-1057879
       (Jurisdiction of incorporation                 (I.R.S. Employer
       or organization if not a U.S.                  Identification No.)
       national bank)

       140 Broadway, New York, NY                     10005-1180
       (212) 658-1000                                 (Zip Code)
       (Address of principal executive offices)

                                  Eli Shaashua
                                 Vice President
                                  HSBC Bank USA
                                  140 Broadway
                          New York, New York 10005-1180
                               Tel: (212) 658-1493
            (Name, address and telephone number of agent for service)

                          SMS STUDENT LOAN TRUST 1999-B
                    USA GROUP SECONDARY MARKET SERVICES, INC.
               (Exact name of obligor as specified in its charter)

        None                                         None
        (State or other jurisdiction                 (I.R.S. Employer
        of incorporation or organization)            Identification No.)

        (Address of principal executive offices)
        (Zip Code)

                     FLOATING RATE ASSET BACKED SENIOR NOTES
                         (Title of Indenture Securities)

                                     General
Item 1. GENERAL INFORMATION.

          Furnish the following information as to the trustee:

     (a) Name and address of each examining or supervisory authority to which it is subject.

          State of New York Banking Department.

          Federal Deposit Insurance Corporation, Washington, D.C.

          Board of Governors of the Federal Reserve System, Washington, D.C.

     (b) Whether it is authorized to exercise corporate trust powers.

               Yes.

Item 2. AFFILIATIONS WITH OBLIGOR.

          If the obligor is an affiliate of the trustee, describe each such affiliation.

               None

Item 16.  LIST OF EXHIBITS.


EXHIBIT

T1A(i)                      *      -      Copy of the Organization
                                          Certificate of Marine Midland Bank.

T1A(ii)                     *      -      Certificate of the State of New
                                          York Banking Department dated
                                          December 31, 1993 as to the
                                          authority of Marine Midland Bank
                                          to commence business.

T1A(iii)                           -      Not applicable.

 T1A(iv)                    *      -      Copy of the existing By-Laws of
                                          Marine Midland Bank as adopted on
                                          January 20, 1994.

T1A(v)                             -      Not applicable.

T1A(vi)                     *      -      Consent of Marine Midland Bank
                                          required by Section 321(b) of the
                                          Trust Indenture Act of 1939.

T1A(vii)                           -      Copy of the latest report of
                                          condition of the trustee
                                          (December 31, 1998), published
                                          pursuant to law or the requirement
                                          of its supervisory or examining
                                          authority.

T1A(viii)                          -      Not applicable.

T1A(ix)                            -      Not applicable.


     * Exhibits previously filed with the Securities and Exchange Commission with Registration No. 33-53693 and incorporated herein by reference thereto.

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Marine Midland Bank, a banking corporation and trust company organized under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 17th day of May, 1999.



                                          MARINE MIDLAND BANK


                                          By: /S/ ELI SHAASHUA
                                              ------------------------
                                              ELI SHAASHUA
                                              Vice President

                                                         EXHIBIT T1A (VII)

                                                    Board of Governors of the
                                                    Federal Reserve System
                                                    OMB Number: 7100-0036

                                                    Federal Deposit Insurance
                                                    Corporation
                                                    OMB Number: 3064-0052

                                                    Office of the Comptroller
                                                    of the Currency
                                                    OMB Number: 1557-0081

FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL  Expires March 31, 2000
------------------------------------------------------------------------------

                                                    Please refer to page i,
                                                    Table of Contents, for the
                                                    required disclosure of
                                                    estimated burden.

------------------------------------------------------------------------------

CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC AND FOREIGN OFFICES--FFIEC 031

REPORT AT THE CLOSE OF BUSINESS
DECEMBER 31, 1998

                                        (19980930)
                                        ----------
                                        (RCRI 9999)
This report is required by law: 12
U.S.C. section 324 (State member
banks); 12 U.S.C. section 1817          This report form is to be filed by banks
(State nonmember banks); and 12         with branches and consolidated
U.S.C. section 161 (National            subsidiaries in U.S. territories and
banks).                                 possessions, Edge of Agreement
                                        subsidiaries, foreign branches,
                                        consolidated foreign subsidiaries, or
                                        International Banking Facilities.

NOTE: The Reports of Condition and      The Reports of Condition and Income are
Income must be signed by an             to be prepared in accordance with
authorized officer and the Report       Federal regulatory authority
of Condition must be attested to by     instructions.
not less than two directors
(trustees) for State nonmember          We, the undersigned directors
banks and three directors for State     (trustees), attest to the correctness
member and National Banks.              of this Report of Condition (including)
                                        the supporting schedules) and declare
I, Gerald A. Ronning, Executive VP      that it has been examined by us and to
& Controller                            the best of our knowledge and belief
----------------------------------      has been prepared in conformance with
  Name and Title of Officer             the instructions issued by the
  Authorized to Sign Report             appropriate Federal regulatory authority
                                        and it true and correct.

of the named bank do hereby declare
that these Reports of Condition and
Income (including the supporting        /s/ John R. H. Bond
schedules) have been prepared in        -------------------------------
conformance with the instructions       Director (Trustee)
issued by the appropriate Federal
regulatory authority and are true      /s/ Sal H. Alfiero
to the best of my knowledge and        --------------------------------
believe.                               Director (Trustee)

/s/ Gerald A. Ronning                  /s/ Bernard J. Kennedy
---------------------------------      --------------------------------
Signature of Officer Authorized        Director (Trustee)
to Sign Report

          1/2/99
---------------------------------
Date of Signature

SUBMISSION  OF REPORTS
Each Bank must prepare its Reports     (b) in hard-copy (paper) form and arrange
of Condition and Income either;            for another party to convert the
                                           paper report to automated form.  That
(a)  in automated format then file         party (if other than EDS) must
     the computer data file                transmit the bank's computer data
     directly with the banking             file to EDS
     agencies' collection agent,
     Electronic Data System            To fulfill the signature and attestation
     Corporation (EDS), by modem       requirement for the Reports of Condition
     or computer diskette; or          and Income for this report date, attach
                                       this signature page to the hard-copy of
FDIC Certificate Number 0 0 5 8 9      the completed report that the bank
                        ---------      places in its files.
                       (RCRI 9030)